# SEC Schedule 13D/A (Amendment No. 49) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KINGSWAY FINANCIAL SERVICES INC, CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/17/2025
Amends the filing with accession number 0000892917-08-000287
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,703,073; sole dispositive power 0; shared dispositive power 3,703,073; aggregate amount beneficially owned 3,703,073 (12.7% of the class)
  Comment: Shares of Common Stock reported include (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock (as defined below) that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock (as defined below) that are immediately convertible.
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,703,073; sole dispositive power 0; shared dispositive power 3,703,073; aggregate amount beneficially owned 3,703,073 (12.7% of the class)
  Comment: Shares of Common Stock reported include (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock that are immediately convertible.
- STILWELL ASSOCIATES L P (CIK 0000913960): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,703,073; sole dispositive power 0; shared dispositive power 3,703,073; aggregate amount beneficially owned 3,703,073 (12.7% of the class)
  Comment: Shares of Common Stock reported include (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock that are immediately convertible.
- Stilwell Value Partners VII, L.P. (CIK 0001555931): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,703,073; sole dispositive power 0; shared dispositive power 3,703,073; aggregate amount beneficially owned 3,703,073 (12.7% of the class)
  Comment: Shares of Common Stock reported include (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock that are immediately convertible.
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 3,703,073; sole dispositive power 0; shared dispositive power 3,703,073; aggregate amount beneficially owned 3,703,073 (12.7% of the class)
  Comment: Shares of Common Stock reported include (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock that are immediately convertible.
- STILWELL JOSEPH (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 3,703,073; sole dispositive power 0; shared dispositive power 3,703,073; aggregate amount beneficially owned 3,703,073 (12.7% of the class)
  Comment: Shares of Common Stock reported include (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock that are immediately convertible.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: KINGSWAY FINANCIAL SERVICES INC
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606

## Item 2. Identity and Background
Name of person filing:
This is the forty-ninth amendment (this "Forty-Ninth Amendment") to the original Schedule 13D, which was filed on November 7, 2008 (the "Original Schedule 13D"), and amended on November 14, 2008 (the "First Amendment"), on November 17, 2008 (the "Second Amendment"), on November 24, 2008 (the "Third Amendment"), on December 29, 2008 (the "Fourth Amendment"), on January 12, 2009 (the "Fifth Amendment"), on February 2, 2009 (the "Sixth Amendment"), on February 17, 2009 (the "Seventh Amendment"), on February 18, 2009 (the "Eighth Amendment"), on April 9, 2009 (the "Ninth Amendment"), on April 28, 2009 (the "Tenth Amendment"), on August 4, 2009 (the "Eleventh Amendment"), on November 16, 2009 (the "Twelfth Amendment"), on April 8, 2010 (the "Thirteenth Amendment"), on April 20, 2010 (the "Fourteenth Amendment"), on June 7, 2010 (the "Fifteenth Amendment"), on June 29, 2010 (the "Sixteenth Amendment"), on September 24, 2012 (the "Seventeenth Amendment"), on November 30, 2012 (the "Eighteenth Amendment"), on June 11, 2013 (the "Nineteenth Amendment"), on September 20, 2013 (the "Twentieth Amendment"), on December 27, 2013 (the "Twenty-First Amendment"), on February 12, 2014 (the "Twenty-Second Amendment"), on September 22, 2014 (the "Twenty-Third Amendment"), on September 30, 2016 (the "Twenty-Fourth Amendment"), on December 15, 2017 (the "Twenty-Fifth Amendment"), on May 24, 2018 (the "Twenty-Sixth Amendment"), on July 19, 2018 (the "Twenty-Seventh Amendment"), on January 3, 2019 (the "Twenty-Eighth Amendment"), on March 29, 2019 (the "Twenty-Ninth Amendment"), on July 17, 2020 (the "Thirtieth Amendment"), on September 9, 2020 (the "Thirty-First Amendment"), on September 21, 2020 (the "Thirty-Second Amendment"), on June 15, 2021 (the "Thirty-Third Amendment"), on November 29, 2021 (the "Thirty-Fourth Amendment"), on March 28, 2022 (the "Thirty-Fifth Amendment"), on June 22, 2022 (the "Thirty-Sixth Amendment"), on July 18, 2022 (the "Thirty-Seventh Amendment"), on January 4, 2023 (the "Thirty-Eighth Amendment"), on March 14, 2023 (the "Thirty-Ninth Amendment"), on May 11, 2023 (the "Fortieth Amendment"), on November 21, 2023 (the "Forty-First Amendment"), on December 20, 2024 (the "Forty-Second Amendment"), on February 14, 2025 (the "Forty-Third Amendment"), on March 27, 2025 (the "Forty-Fourth Amendment"), on April 2, 2025 (the "Forty-Fifth Amendment"), on May 12, 2025 (the "Forty-Sixth Amendment"), on August 19, 2025 (the "Forty-Seventh Amendment"), and on December 15, 2025 (the "Forty-Eighth Amendment"). This Forty-Ninth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and Stilwell Value Partners VII; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC. All the filers of this statement are collectively referred to herein as the "Group." The amended joint filing agreement of the members of the Group was filed as Exhibit 31 to the Twenty-Eighth Amendment. Joseph Stilwell, a member of the Group, was appointed to the board of directors of the Issuer on April 23, 2009, and since that date he has continuously served as a director.

This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and Stilwell Value Partners VII, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and Stilwell Value Partners VII.
Residence or business address: The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value Partners VII, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and Stilwell Value Partners VII are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value Partners VII, and a related partnership.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since we last reported purchases and sales of Common Stock, Stilwell Associates has not expended any monies to acquire securities of the Issuer.

Since we last reported purchases and sales of Common Stock, Stilwell Activist Fund has not expended any monies to acquire securities of the Issuer.

Since we last reported purchases and sales of Common Stock, Stilwell Activist Investments has not expended any monies to acquire securities of the Issuer.

Since we last reported purchases and sales of Common Stock, Stilwell Value Partners VII has not expended any monies to acquire securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Forty-Ninth Amendment to report that members of the Group have sold shares of Common Stock pursuant to the terms of the Option Agreements dated March 31, 2025, as amended each on December 17, 2025, by the Option Agreement Amendments. The Option Agreements and the Option Agreement Amendments are defined and further discussed in Item 6 of this Forty-Ninth Amendment. A copy of the form of an Option Agreement Amendment is attached as Exhibit 18 to this Forty-Ninth Amendment.

Our purpose in acquiring shares of Common Stock of the Issuer was to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We have succeeded and intend to gradually reduce our position over time.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an 'activist position' in 78 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule A, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group beneficially own an aggregate of 3,703,073 shares of Common Stock, including (i) 105,263 shares of Common Stock issuable upon conversion of the Issuer's Class C Preferred Stock (the "Class C Preferred Stock") that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock (the "Class D Preferred Stock") that are immediately convertible. The percentages used in this filing are calculated based on 28,956,152 shares of Common Stock outstanding as of November 6, 2025, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 6, 2025, plus the shares of Common Stock underlying the Class C Preferred Stock and Class D Preferred Stock that can be converted.

Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value Partners VII, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 3,703,073 shares of Common Stock, including (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock that are immediately convertible, constituting approximately 12.7% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value Partners VII, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 3,703,073 shares of Common Stock, including (i) 105,263 shares of Common Stock issuable upon conversion of the Class C Preferred Stock that are immediately convertible and (ii) 52,631 shares of Common Stock issuable upon conversion of the Class D Preferred Stock that are immediately convertible, owned in the aggregate by Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value Partners VII, and Joseph Stilwell.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Value Partners VII with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Value Partners VII. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Value Partners VII.
Transactions in the class effected during the past sixty days: Since the filing of the Forty-Eighth Amendment, each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value Partners VII, and Stilwell Associates sold the Issuer's securities as set forth in Schedule C, attached hereto and incorporated herein by reference. Since the filing of the Forty-Eighth Amendment, Joseph Stilwell has not purchased or sold any shares of Common Stock. Stilwell Value LLC has not purchased or sold any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value Partners VII, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As previously reported, on May 8, 2025, Stilwell Associates entered into the Class D Subscription Agreement for the purchase of shares of the Issuer's Class D Preferred Stock. The shares of the Class D Preferred Stock have a stated value of $25 per share and are convertible at any time into shares of Common Stock of the Issuer at a conversion basis equal to 2.63158 shares of Common Stock for each share of Class D Preferred Stock, which conversion basis may be subject to certain adjustments, per the terms of the Class D Subscription Agreement. All outstanding shares of Class D Preferred Stock shall be redeemed by the Issuer on May 7, 2032. For additional terms of the Class D Preferred Stock and the Class D Subscription Agreement, see the Class D Subscription Agreement and the Certificate of Designations of Class D Preferred Stock (Annex I to the Class D Subscription Agreement), filed as Exhibit 17 to the Forty-Sixth Amendment.

As previously reported, on February 12, 2025, each of Stilwell Activist Fund and Stilwell Activist Investments entered into a Subscription Agreement with the Issuer (each, a "Subscription Agreement") for the purchase of shares of the Issuer's Class C Preferred Stock. The shares of the Class C Preferred Stock have a stated value of $25 per share and are convertible at any time into shares of Common Stock of the Issuer at a conversion basis equal to 2.63158 shares of Common Stock for each share of Class C Preferred Stock, which conversion basis may be subject to certain adjustments, per the terms of the Subscription Agreement. All outstanding shares of Class C Preferred Stock shall be redeemed by the Issuer on February 12, 2032. For additional terms of the Class C Preferred Stock and the Subscription Agreement, see the form of Subscription Agreement and the Certificate of Designations of Class C Preferred Stock (Annex I to the Subscription Agreement), filed as Exhibit 15 to the Forty-Third Amendment.

As previously reported, on March 31, 2025, Stilwell Value LLC entered into three Option Agreements (collectively, the "Option Agreements") with certain counterparties (collectively, the "Buyers"), in substantially the form attached as Exhibit 16 to the Forty-Fifth Amendment, pursuant to which Stilwell Value LLC granted each of the Buyers an option (each an "Option") to purchase, respectively, (i) 815,000 shares of Common Stock, (ii) 660,000 shares of Common Stock and (iii) 275,000 shares of Common Stock, at an exercise price of $8.25 per share, in each case, pursuant to the terms and conditions set forth in each Buyer's respective Option Agreement. Pursuant to the Option Agreements, the term of each Option commenced on March 31, 2025, and terminates at 5:00 pm (EST) (the "Expiration Time") on December 29, 2025 (the "Expiration Date"), and each Option may be exercised solely with respect to all, but not less than all, of the shares of Common Stock underlying such Option, at the discretion of the respective Buyer on the Expiration Date and prior to the Expiration Time.

On December 17, 2025, Stilwell Value LLC and the respective Buyers entered into an Option Agreement Amendment to each of the Option Agreements (collectively, the "Option Agreement Amendments"), in substantially the form attached as Exhibit 18 to this Forty-Ninth Amendment, pursuant to which (i) certain of these members of the Group, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value Partners VII, and Stilwell Associates (collectively with Stilwell Value LLC, the "Sellers"), were added to certain of the Option Agreements, and (ii) the Buyers, respectively, may exercise each Option solely with respect to all, but not less than all, of the shares of Common Stock underlying such Option, at the discretion of those Buyers, at any time prior to the Expiration Time on the Expiration Date.

On December 17, 2025, the Buyers exercised their respective Options pursuant to the terms of each of the Option Agreements, as amended.

The foregoing description of the Option Agreements and the Option Agreement Amendments does not purport to be complete and is qualified in its entirety by reference to the form of an Option Agreement filed as Exhibit 16 to the Forty-Fifth Amendment, and the form of an Option Agreement Amendment filed as Exhibit 18 to this Forty-Ninth Amendment, both of which are incorporated herein by reference.

Other than the form of an Option Agreement Amendment filed as Exhibit 18 to this Forty-Ninth Amendment, the Class D Subscription Agreement filed as Exhibit 17 to the Forty-Sixth Amendment, the form of an Option Agreement filed as Exhibit 16 to the Forty-Fifth Amendment, the Subscription Agreement filed as Exhibit 15 to the Forty-Third Amendment, and the Amended Joint Filing Agreement filed as Exhibit 31 to the Twenty-Eighth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Value Partners VII, and Joseph Stilwell, in his capacities as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Item 1 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Stilwell Activist History

Schedule B - Item 2(e)

Schedule C - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated November 7, 2008, filed with the Original Schedule 13D

Exhibit 2 - Amended Joint Filing Agreement, dated November 14, 2008, filed with the First Amendment

Exhibit 3 - Amended Joint Filing Agreement, dated April 8, 2009, filed with the Ninth Amendment

Exhibit 4 - Amended Joint Filing Agreement, dated April 28, 2009, filed with the Tenth Amendment

Exhibit 5 - Amended Joint Filing Agreement, dated August 4, 2009, filed with the Eleventh Amendment

Exhibit 6 - Amended Joint Filing Agreement, dated November 16, 2009, filed with the Twelfth Amendment

Exhibit 7 - Amended Joint Filing Agreement, dated September 21, 2012, filed with the Seventeenth Amendment

Exhibit 8 - Amended Joint Filing Agreement, dated June 11, 2013, filed with the Nineteenth Amendment

Exhibit 9 - Amended Joint Filing Agreement, dated February 12, 2014

Exhibit 10 - Amended Joint Filing Agreement, dated February 12, 2014, filed with the Twenty-Second Amendment

Exhibit 11 - Amended Joint Filing Agreement, dated October 7, 2016, filed with the Twenty-Fourth Amendment

Exhibit 12 - Amended Joint Filing Agreement, dated December 15, 2017, filed with the Twenty-Fifth Amendment

Exhibit 13 - Amended Joint Filing Agreement, dated May 24, 2018, filed with the Twenty-Sixth Amendment

Exhibit 14 - Amended Joint Filing Agreement, dated January 3, 2019, filed with the Twenty-Eighth Amendment

Exhibit 15 - Form of Subscription Agreement, dated February 12, 2025, and Class C Certificate of Designations, filed with the Forty-Third Amendment

Exhibit 16 - Form of Option Agreement, dated March 31, 2025, between Stilwell Value LLC and the respective Buyers, filed with the Forty-Fifth Amendment

Exhibit 17 - Class D Subscription Agreement, dated May 8, 2025, and Certificate of Designations of Class D Preferred Stock, filed with the Forty-Sixth Amendment

Exhibit 18 - Form of Option Agreement Amendment, dated December 17, 2025, between the respective Sellers and the respective Buyers

## Signatures
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (12/19/2025)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (12/19/2025)
- STILWELL ASSOCIATES L P: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (12/19/2025)
- Stilwell Value Partners VII, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (12/19/2025)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (12/19/2025)
- STILWELL JOSEPH: /s/ Joseph Stilwell, Joseph Stilwell* (12/19/2025)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (12/19/2025)